Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2019



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Vanguard Marketing Corporation:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Vanguard Marketing Corporation (the "Company") as of December 31, 2019, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 25, 2020

We have served as the Company's auditor since 1977.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330-3000, F: (267) 330-3300, www.pwc.com/us

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2019
ASSETS	
Cash and cash equivalents.. $	203,598,176
Cash and qualified securities segregated under federal and other regulations...........	261,385,467
Receivables from customers...	412,685,207
Receivables from brokers, dealers, and clearing organizations	
Securities borrowed...	195,716,678
Clearing organizations...	32,008,000
Securities failed to deliver..	8,667,050
Depository Trust and Clearing Corporation membership, at cost........................	2,719,871
Securities owned, at fair value..	30,633,939
Other assets..	16,607,071
Total assets.. $	1,164,021,459
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities:	
Payables to customers.. $	439,815,767
Payables to brokers, dealers, and clearing organizations	
Securities loaned..	25,074,633
Clearing organizations...	157,992,899
Securities failed to receive...	6,107,745
Short-term borrowing...	75,000,000
Securities sold, not yet purchased, at fair value...	15,571
Payable to The Vanguard Group, Inc..	10,199,171
Income taxes payable...	3,674,818
Other liabilities..	17,599,325
Total liabilities..	735,479,929
Shareholder's equity:	
Common stock ($.10 par value, 1,000 shares	
authorized, issued and outstanding)...	100
Additional paid-in capital..	102,499,900
Retained earnings..	326,041,530
Total shareholder's equity..	428,541,530
Total liabilities and shareholder's equity... $	1,164,021,459

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 1 – ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. (Vanguard), the parent company, initially formed Vanguard Marketing Corporation (the Corporation), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation also provides brokerage services, such as trade clearance, settlement, and custody, as a self-clearing broker under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and primarily does not buy or sell securities for its own account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported on the statement of financial condition and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing this statement of financial condition as of December 31, 2019, management considered the impact of subsequent events occurring through February 25, 2020 and determined there have not been any events that have occurred that would require adjustments to, or disclosures in, this statement of financial condition.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard. Depending on the state, the Corporation files as part of a consolidated/combined group or its own separate state income tax return. Federal income taxes are calculated as if the Corporation filed on a separate return basis. The amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash and cash equivalents; cash and qualified securities segregated under federal and other regulations; receivables from customers; payables to customers; receivables from brokers, dealers, and clearing organizations; payables to brokers, dealers, and clearing organizations; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments and generally negligible credit risk. Additionally, any commitments (e.g., unused line of credit) are funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

Cash Equivalents:

The Corporation has defined cash equivalents as highly liquid investments, with original maturities of 90 days or less.

Recently Issued Accounting Pronouncements:

The Corporation adopted ASU 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" as of January 1, 2020. The impact of this guidance on the Corporation's statement of financial condition is not material. The Corporation's material financial assets in scope of this guidance are receivables from customers and receivables from brokers, dealers and clearing organizations. For these financial assets, the practical expedient based on continuous collateral replenishment has been applied. As a result, the Corporation did not record an incremental credit loss allowance upon adoption of ASU 2016-13.

NOTE 3 – CASH AND QUALIFIED SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash and qualified securities segregated under federal and other regulations represents amounts segregated in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers. As of December 31, 2019, the Corporation held $231,493,633 in segregated cash and $29,891,834 in segregated qualified securities.

NOTE 4 – RECEIVABLES FROM AND PAYABLES TO CUSTOMERS

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 5 – OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within two business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations.

Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the customer fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge or loan customer securities as collateral in support of various secured financing sources, such as bank loans, margin deposit requirements, or securities lending activities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged or loaned as collateral, the Corporation may be exposed to the risk of acquiring the securities at the prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by marking to market on a daily basis and requiring adjustments of cash collateral.

As of December 31, 2019, customers owned $2.4 billion of margin securities that collateralized customer margin debt of $383.1 million, which is included in receivables from customers on the statement of financial condition, of which up to 140 percent, or $536.4 million, was available to be used as collateral for the various activities listed above.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 6 – OFFSETTING ASSETS AND LIABILITIES

The following disclosure provides information about financial instruments that are subject to enforceable netting agreements. For statement of financial condition purposes, the Corporation does not offset its securities borrowing and securities lending transactions. Therefore, the securities borrowed and securities loaned are presented gross on the statement of financial condition. As of December 31, 2019, the Corporation's securities borrowed had a fair value of $191,296,845 and were collateralized by cash in the amount of $195,338,962. As of December 31, 2019, the Corporation's securities loaned had a fair value of $23,484,711 and were collateralized by cash in the amount of $25,074,633. The Corporation's securities borrowing and securities lending transactions are transacted under master agreements widely used by counterparties and allow for net settlement of payments in the normal course of business, as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the parties to the transaction. Although not offset on the statement of financial condition, the amount of offset available as of December 31, 2019 was $24,238,333. The Corporation also participates in a program through a clearing organization that guarantees the return of cash in the event of counterparty default. As of December 31, 2019, $81,553,444 of securities borrowed and $7,337,600 of securities loaned amounts included on the statement of financial condition were included in this program. Please see Notes 7 and 12 for additional information about the Corporation's securities borrowed and securities lending transactions.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 7 – RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from brokers, dealers, and clearing organizations as of December 31, 2019 consisted of the following:

Securities borrowed	$ 195,716,678
Clearing organizations	32,008,000
Securities failed to deliver	8,667,050
Total	$ 236,391,728

Securities borrowed result from transactions with other brokers, dealers, or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Corporation to deposit cash as collateral with the lender. The collateral deposited is an amount generally in excess of the market value of securities borrowed. The Corporation monitors the market value of the securities borrowed on a daily basis, with additional collateral sent or excess collateral returned as necessary.

Clearing organizations assist in the comparison, clearance, and settlement of security transactions. Amounts receivable from clearing organizations primarily represent margin deposits used as performance bonds for open trades, and good-faith funds on deposit regardless of activity, which is further detailed in Note 18.

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed. Receivables related to securities failed to deliver are collateralized by the underlying securities.

NOTE 8 – DEPOSITORY TRUST AND CLEARING CORPORATION MEMBERSHIP, AT COST

The Corporation owns membership shares in the Depository Trust and Clearing Corporation (DTCC) that represent ownership interest and provide the Corporation with the right to conduct business through the DTCC. The membership shares are subject to restriction and are carried at cost. As of December 31, 2019, the Corporation owned $2,719,871 of DTCC membership shares.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 9 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased are presented at fair value. As of December 31, 2019, securities consisted of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 30,000,060	$ -
Mutual funds	78,749	-
Equities	553,790	15,339
Corporate obligations	1,300	232
State and municipal government obligations	40	-
Total	$ 30,633,939	$ 15,571

NOTE 10 – FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs that reflect the entity's own assumptions based on the best information available (examples include private equity investments).

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Corporation values its investments in sponsored mutual funds and money market mutual funds at the quoted daily closing net asset values (NAVs) per share. The Corporation's investments in equities are valued at the daily closing price on the exchange on which securities are traded. U.S. Government obligations are valued using quoted market prices. Corporate obligations and state obligations are valued by the Corporation based on prices furnished by dealers who make markets in such securities, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type.

The following tables summarize the fair value of the Corporation's securities owned and securities sold, not yet purchased as of December 31, 2019:

Securities owned:	Level 1	Level 2	Level 3
U.S. Government obligations	$ 30,000,060	$ -	$ -
Mutual funds	78,749	-	-
Equities	553,790	-	-
Corporate obligations	-	1,300	-
State and municipal government obligations	-	40	-
Total	$ 30,632,599	$ 1,340	$ -

Securities sold, not yet purchased:	Level 1	Level 2	Level 3
Equities	$ 15,339	$ -	$ -
Corporate obligations	-	232	-
Total	$ 15,339	$ 232	$ -

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 10 – FAIR VALUE MEASUREMENTS (Continued)

The following tables summarize assets and liabilities not measured at fair value on the statement of financial condition as of December 31, 2019. Assets and liabilities that are not measured at fair value are carried at amounts that best estimate their fair value due to their short-term nature and insignificant credit risk.

Assets:	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 203,598,176	$ -	$ -
Cash and qualified securities segregated under federal and other regulations	261,385,467	-	-
Receivables from customers	-	412,685,207	-
Receivables from brokers, dealers, and clearing organizations	-	236,391,728	-
DTCC membership, at cost	-	2,719,871	-
Other assets	-	16,607,071	-
Total	$ 464,983,643	$ 668,403,877	$ -
Liabilities:			
Payables to customers	$ -	$ 439,815,767	$ -
Payables to brokers, dealers, and clearing organizations	-	189,175,277	-
Short-term borrowing	-	75,000,000	-
Payable to The Vanguard Group, Inc.	-	10,199,171	-
Income taxes payable	-	3,674,818	-
Other liabilities		17,599,325	
Total	$ -	$ 735,464,358	$ -

NOTE 11 – SHORT-TERM BORROWING

The Corporation has a $1.0 billion committed line of credit with Vanguard. The line of credit carries a fixed interest rate of 3.72%. As of December 31, 2019, the Corporation had $75.0 million outstanding on this line of credit.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure funding. As of December 31, 2019, the Corporation did not have any borrowings outstanding from these bank facilities.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 12 – PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts payable to brokers, dealers, and clearing organizations as of December 31, 2019 consisted of the following:

Securities loaned	$ 25,074,633
Clearing organizations	157,992,899
Securities failed to receive	6,107,745
Total	$ 189,175,277

Securities loaned result from transactions with other brokers, dealers, or financial institutions and are recorded at the amount of cash collateral received. Securities loaned transactions require the Corporation to receive cash as collateral from the borrower. The collateral received is an amount generally in excess of the market value of securities loaned. The Corporation monitors the market value of the securities loaned on a daily basis, with additional collateral received or excess collateral returned as necessary.

Clearing organizations assist in the comparison, clearance, and settlement of security transactions. Amounts payable to clearing organizations represent the payables for securities purchased that have not been received by the Corporation for which the settlement date has passed and the net payable of securities purchased and sold for which settlement has not occurred.

Securities failed to receive represent payables to broker-dealers for securities purchased that have not been received for which the settlement date has passed.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Corporation is a wholly-owned subsidiary of Vanguard. As such, the statement of financial condition may not necessarily be indicative of the financial position that would have existed had the Corporation operated as an unaffiliated corporation.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 14 – INCOME TAXES

The Corporation is subject to routine examinations by the respective federal, state, and applicable local jurisdictions. Federal returns for 2014 through 2018 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

NOTE 15 – NET CAPITAL REQUIREMENTS

The Corporation is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the Corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. A reduction in business would be required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. As of December 31, 2019, the Corporation had net capital of $413,219,559 or 59.89% of aggregate debit balances, which exceeded the minimum required amount by $399,420,013.

NOTE 16 – CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated. However, based on experience, the risk of loss from such claims is considered remote.

NOTE 17 – REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with financial and customer-related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law, or are otherwise inconsistent with the regulations or supervisory policies of these agencies.

VANGUARD MARKETING CORPORATION
(A wholly-owned subsidiary
of The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2019

NOTE 18 – COMMITMENTS

The Corporation provides guarantees to clearing organizations under each organization's standard membership agreement, which requires members to guarantee the performance of other members. Under such agreements, if another member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Corporation believes that the potential requirement to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of the Options Clearing Corporation (OCC), the Corporation pledged customer-owned securities with a market value of $100.4 million with the OCC as of December 31, 2019. The Corporation satisfied the OCC's minimum margin requirement of $98.4 million.

As of December 31, 2019, the Corporation had a cash deposit of $21.1 million with the National Securities Clearing Corporation (NSCC), which satisfied the NSCC's minimum clearing fund requirement of $21.1 million. The deposit is included in receivables from brokers, dealers, and clearing organizations and the pledged treasury bill is included in cash and cash equivalents.

Additionally, the Corporation held cash deposits of $10.1 million with the OCC to satisfy the OCC's minimum clearing fund requirement of $7.4 million, and $238 thousand with the Depository Trust Company (DTC) to satisfy the DTC's minimum participant fund requirement of $89 thousand as of December 31, 2019. The Corporation held preferred stock of DTCC valued at $21 thousand as December 31, 2019. These deposits are included in receivables from brokers, dealers, and clearing organizations.

NOTE 19 – CONCENTRATION OF CREDIT RISK

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Corporation's policy to review, as necessary, the credit standing of securities lending counterparties.

The Corporation maintains cash with national banks that may exceed Federal Deposit Insurance Corporation (FDIC) insured levels.